UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-35992

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ORACLE CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ORACLE CORPORATION

2300 Oracle Way

Austin, Texas 78741

Oracle Corporation

401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the participants and Plan Committee of the Oracle Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Oracle Corporation 401(k) Savings and Investment Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Oracle Corporation 401(k) Savings and Investment Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of Oracle Corporation 401(k) Savings and Investment Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SENSIBA SAN FILIPPO LLP

We have served as Oracle Corporation 401(k) Savings and Investment Plan’s auditor since 2004.

Pleasanton, California

May 13, 2022

Oracle Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2021 and 2020

	December 31,
(in thousands)	2021	2020
Assets
Cash	$644	$689
Investments, at fair value	22,567,225	19,355,861
Investments, at contract value	1,014,033	1,073,016
Receivables:
Notes receivable from participants	74,069	74,539
Participants' contributions	15,411	15,167
Employer contributions	4,343	4,370
Other receivables	3,950	9,598
Total receivables	97,773	103,674
Total assets	23,679,675	20,533,240
Liabilities
Excess deferrals due to participants	184	223
Other liabilities	3,381	5,754
Total liabilities	3,565	5,977
Net assets available for benefits	$23,676,110	$20,527,263

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2021

(in thousands)
Additions
Interest, dividends and other income	$239,814
Net appreciation in fair values of investments	3,366,737
Total investment gains, net	3,606,551
Contributions and other:
Participants	677,255
Employer	156,195
Rollovers and other	130,395
Total contributions and other	963,845
Total additions, net	4,570,396
Deductions
Benefits paid to participants	1,411,808
Administrative expenses	9,741
Total deductions	1,421,549
Net increase	3,148,847
Net assets available for benefits at beginning of year	20,527,263
Net assets available for benefits at end of year	$23,676,110

See notes to financial statements.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

December 31, 2021

1.	DESCRIPTION OF THE PLAN

The following description of the Oracle Corporation 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan originally established in 1986 that has since been amended and for which Oracle Corporation (Oracle) is the current sponsor. The Plan was established for the purpose of providing retirement benefits for the U.S. employees of Oracle and its subsidiaries. The Plan is intended to qualify as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), with a salary reduction feature qualified under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the 401(k) Committee, members of which are appointed by the Compensation Committee of Oracle’s Board of Directors or the Executive Vice President, Human Resources. Fidelity Management Trust Company is the directed trustee of the Plan; Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as the record keeper to maintain the individual accounts of each of the Plan’s participants.

Eligibility

All employees regularly scheduled to work a minimum of 20 hours per week or 1,000 hours in a Plan year on the domestic payroll of Oracle and its subsidiaries that have adopted the Plan are eligible to participate in the Plan as of the first date, or any succeeding entry date following the date the employee is credited with one hour of service with Oracle. However, the following employees or classes of employees are not eligible to participate: (i) employees whose compensation and conditions of employment are subject to determination by collective bargaining; (ii) employees who are non-resident aliens and who received no earned income (within the meaning of the Code) from Oracle; (iii) workers who are performing services at an Oracle facility as an employee of a third-party entity that is not an employment agency; (iv) employees of employment agencies; and (v) persons who are not classified as employees for tax purposes.

Contributions

Each year, participants may contribute up to 40% of their eligible compensation as defined by the Plan document. Annual participant contribution amounts are limited to $19,500 of salary deferrals for the year ended December 31, 2021 ($26,000 for participants 50 years old and older), as determined by the Internal Revenue Service (IRS). Salary deferrals consist of pre-tax and/or Roth 401(k) contributions. Participants may also contribute up to 20% of their eligible compensation, subject to certain annual dollar limitations, on a post-tax basis.

Oracle matches 50% of an active participant’s salary deferrals up to a maximum deferral of 6% of compensation for the pay period, with maximum aggregate matching of $5,100 in any calendar year. Oracle has the right, under the Plan, to discontinue or modify its matching contributions at any time. Participants may also contribute amounts representing distributions from other qualified plans. All of Oracle’s matching contributions are made in cash on a pre-tax basis.

Investment Options

Participants direct the investment of their contributions and Oracle’s matching contributions into various investment options offered by the Plan. The Plan currently offers investments in Oracle’s common stock, common/collective trust funds, mutual funds, separately managed account funds (including a stable value fund) and Brokerage Link. Brokerage Link balances consist of the mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies, common stock or other investment products.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2021

Participant Accounts

Each participant’s account is credited with the participant’s and Oracle’s contributions and allocations of Plan earnings. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Participants’ vesting in Oracle’s matching contributions is based on years of service. Participants are 25% vested after one year of service and vest an additional 25% on each successive service anniversary date, becoming 100% vested after four years of service.

Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Oracle. Forfeited balances of terminated participants’ nonvested accounts may be used at Oracle’s discretion, as outlined in the Plan, to reduce its matching contribution obligations. During the year ended December 31, 2021, Oracle used approximately $9,000,000 of forfeited balances to reduce its matching contribution obligations. The amounts of unallocated forfeitures at December 31, 2021 and 2020 were approximately $760,000 and $848,000, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed five years unless the loan is used to purchase a participant’s principal residence, in which case repayment terms may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing lending rates determined by the 401(k) Committee. Principal and interest is paid ratably through payroll deductions, and participants may elect to submit additional payments outside of payroll deductions in order to reduce principal loan balances on an accelerated basis. Loans are generally due in full within 90 days of termination with Oracle unless the participant arranges for loan repayments to continue via monthly debit from a checking or savings account in a bank located in the United States.

Payment of Benefits

Upon termination of service, death, disability, or normal or early retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive monthly, quarterly or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options within 60 days is deemed to be an election to defer commencement of payment. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum. Distributions of investments in Oracle’s common stock may be taken in the form of common stock. Hardship withdrawals are permitted if certain criteria are met.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation in fair values of investments.

Administrative Expenses

Administrative expenses are borne by Oracle, except for fees related to administration of participant loans and certain withdrawal transactions, which are deducted from the applicable participant’s accounts. Oracle, at its discretion, may also choose to utilize forfeited balances of terminated participants’ nonvested accounts to pay for reasonable expenses related to the administration of the Plan. Revenue credits generated by the Plan for certain investment fund options are reallocated back to those Plan participants who invested in those fund options.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2021

Plan Termination

Although it has not expressed any intent to do so, Oracle has the right, under provisions of the Plan, to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

The Plan’s investments are generally stated at their fair values with the exception of the Galliard Stable Value Fund (a separately-managed account fund investment), which is stated at its contract value in the statements of net assets available for benefits at December 31, 2021 and 2020. The shares of registered investment companies (mutual funds) are valued at quoted market prices of the underlying securities. The money market funds are valued at cost plus accrued interest, which approximated fair values. Common stock, including Oracle’s common stock, is traded on a national securities exchange and is valued at the last reported sales price as of the last day of the Plan year. A description of the valuation techniques used to measure the fair values of the common/collective trust funds with significant balances as of December 31, 2021 are included in Note 4 below.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Oracle Stock Fund (the Fund) is tracked on a unitized basis, which allows for daily trades. The Fund consists of Oracle common stock and investment in the Fidelity Investments Money Market Government Portfolio sufficient to meet the Fund’s daily cash needs. The value of a unit reflects the combined market value of Oracle common stock and the cash investments held by the Fund. At December 31, 2021 and 2020, 1,538,080 units with a value of $706.37 per unit and 1,577,238 units with a value of $517.36 per unit were outstanding, respectively.

Fair Value Measurements

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement (ASC 820). Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), common/collective trusts, separately-managed account funds (including a stable value fund) and short-term investments. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as risk of foreign currency fluctuations relative to the U.S. Dollar, interest rate risk, credit risk, issuer going concern risk, and overall market volatility risk, among others. During the year ended December 31, 2021, net appreciation in fair values of investments totaled $3.4 billion. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits, participant account balances and the statement of changes in net assets available for benefits.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2021

3.	FAIR VALUE MEASUREMENTS

The Plan performs fair value measurements in accordance with FASB ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;
•

Level 2:  inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments (Level 1 and 2 inputs are defined above):

	December 31, 2021			December 31, 2020
	Fair Value Measurements Using Input Types			Fair Value Measurements Using Input Types
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Money market funds	$349,919	$—	$349,919	$405,116	$—	$405,116
Oracle Corporation and other common stock	2,802,847	—	2,802,847	2,230,731	—	2,230,731
Mutual funds	3,464,168	—	3,464,168	2,905,401	—	2,905,401
Corporate securities and others	43,421	5,723	49,144	47,268	6,634	53,902
Total investments measured at fair value	$6,660,355	$5,723	$6,666,078	$5,588,516	$6,634	$5,595,150
Common/collective trust funds measured at net asset value			15,901,147			13,760,711
Total investments			$22,567,225			$19,355,861

The Plan’s valuation techniques used to measure the fair values of money market funds, common stock, mutual funds and corporate securities and others that were classified as Level 1 in the table above were derived from quoted market prices as substantially all of these instruments have active markets. Our Level 2 instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued using a discounted cash flow approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. A description of the valuation techniques used to measure the fair values of common/collective trust funds and separately-managed account fund investments with significant balances as of December 31, 2021 and 2020 is included in Note 4 below. Redemption for common/collective trust funds is permitted daily with no restrictions and same-day or one-day notice periods and there are no unfunded commitments.

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2021

4.	COMPOSITION AND VALUATION METHODS OF CERTAIN PLAN INVESTMENTS

Fidelity Commingled Funds

The Plan held investments in Fidelity Contrafund Commingled Pool, Fidelity Growth Company Commingled Pool and Fidelity Low-Priced Stock Commingled Pool as of December 31, 2021 and 2020 (collectively, the Fidelity Commingled Funds). The Fidelity Commingled Funds are common/collective trust funds managed by Fidelity Management Trust Company. Fidelity Fund and Investment Operations, an affiliate of Fidelity Management Trust Company, determines the fair values of the Fidelity Commingled Funds on a daily basis using the net asset value (NAV) of units held of the commingled funds. The NAV is based on the fair values of the underlying investments held by each commingled fund less its liabilities. The fair values of the underlying investments are generally derived from the quoted prices in active markets of the underlying securities as substantially all of the underlying investments have active markets.

Vanguard Trusts

The Plan held investments in certain Vanguard Institutional Index Trusts and certain Vanguard Target Retirement Trusts (collectively, the Vanguard Trusts), which are more specifically listed in Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year), as of December 31, 2021 and 2020. The Vanguard Trusts are common/collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts less any liabilities.

Galliard Stable Value Fund

During the years ended December 31, 2021 and 2020, the Plan held investments in Galliard Stable Value Fund (Galliard Fund). The Galliard Fund is exclusively managed for the Plan by Galliard Capital Management, Inc. The Galliard Fund primarily invests in security-backed investment contracts, separate accounts guaranteed investment contracts and money market funds. Security‑backed investment contracts are issued by insurance companies and other financial institutions that wrap underlying bond funds, fixed income common/collective trust funds or separate accounts (Wrap Contract).

The issuer of the Wrap Contract provides a rate of return that has a zero percent floor and provides full benefit responsiveness, provided that all terms of the Wrap Contract have been met. Wrap Contracts are normally agreements entered with issuers rated in the top three long-term rating categories (equaling A- or above) as determined by any of the nationally recognized rating organizations in the United States. The Galliard Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As of December 31, 2021 and 2020, there were no reserves against the Wrap Contracts’ carrying values due to credit risks of the issuers. Certain events limit the ability of the Plan to transact at contract value with the Wrap Contract issuer. However, the Plan’s management is not aware of the occurrence or likely occurrence of any such events, which would limit the Plan's ability to transact at contract value with participants. The issuer may terminate a Wrap Contract at any time.

The following table provides the disaggregation of contract values between types of investment contracts held by the Plan:

	December 31,
(in thousands)	2021	2020
Security-backed investment contracts	$859,634	$909,438
Separate accounts guaranteed investment contracts	154,399	163,578
Total investment contracts	$1,014,033	$1,073,016

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2021

5.	INCOME TAX STATUS

On October 20, 2015, the Plan received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. This determination letter superseded the determination letters issued by the IRS on April 3, 2015 and May 29, 2014. The 401(k) Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	PARTY-IN-INTEREST TRANSACTIONS

Transactions in shares of Oracle common stock qualify as party-in-interest transactions under the provisions of ERISA. During the year ended December 31, 2021, the Plan made purchases of approximately $73,282,000 and sales of approximately $66,781,000 of Oracle common stock. In addition, the Plan made in-kind transfers of Oracle common stock to participants, related to certain qualifying distributions, of approximately $19,305,000 during the year ended December 31, 2021.

Certain members of Oracle Corporation management perform administrative and fiduciary duties for the Plan that qualify them as parties-in-interest and/or related parties of the Plan. Transactions between such members of Oracle Corporation management and the Plan were routine in nature and conducted pursuant to the Plan’s provisions as of and during the year ended December 31, 2021.

As described in Note 1 above, Fidelity Management Trust Company is a directed trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the record keeper to maintain the individual accounts of each Plan participant. Certain Plan investments include shares of mutual funds that are managed by affiliates of Fidelity.

7.	DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2021	2020
Net assets available for benefits per the financial statements	$23,676,110	$20,527,263
Adjustment from contract value to fair value of certain Galliard Stable Value Fund assets	16,392	42,672
Amounts allocated to withdrawing participants and other	(1,697)	(2,374)
Net assets available for benefits per the Form 5500	$23,690,805	$20,567,561

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
(in thousands)	2021	2020
Net increase in net assets available for benefits per the financial statements	$3,148,847	$3,052,438
Net change in fair value adjustment of certain Galliard Stable Value Fund assets	(26,280)	28,552
Net change in amounts allocated to withdrawing participants and other	677	(428)
Net income per the Form 5500	$3,123,244	$3,080,562

Oracle Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements—(Continued)

December 31, 2021

The fair value adjustment for certain Galliard Fund assets represented the differences between contract values of certain fully benefit-responsive contracts within the Galliard Fund as included in the statements of changes in net assets available for benefits for the years ended December 31, 2021 and 2020, and the respective fair values of these contracts as reported in the respective Form 5500. Certain investments within the Galliard Fund are presented at contract value in both the statements of changes in net assets available for benefits and the Form 5500, and therefore, do not result in a difference between the Plan’s financial statements and the Form 5500. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each respective year-end but were not yet paid.

8.	EXCESS CONTRIBUTIONS

Contributions received from participants for the year ended December 31, 2021 included approximately $184,000 of excess contributions (net of corresponding gains and losses) that were remitted during January 2022 through April 2022 to certain participants. The excess deferral contributions, originally deducted in the year ended December 31, 2021, were returned to comply with the participants’ applicable maximum annual contributions permitted under the Code. The amount is included in the Plan’s statement of net assets available for benefits as excess deferrals due to participants at December 31, 2021.

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Registered Investment Companies:
	Dodge & Cox International Stock Fund	7,241,685	shares	$342,459
	Dodge & Cox Stock Fund	4,072,275	shares	998,766
*	Fidelity Balanced Fund—Class K	26,085,916	shares	792,229
*	Fidelity Worldwide Fund	10,909,222	shares	391,969
	PIMCO Inflation Response Multi-Asset Fund Institutional	2,860,677	shares	25,861
				2,551,284
	Assets in Brokerage Link Accounts	Various investments, including registered investment companies, common stocks, money market funds and cash		1,865,208
	Oracle Corporation Common Stock Fund:
*	Oracle Corporation Common Stock	12,358,998	shares	1,077,828
*	Fidelity Investments Money Market Government Portfolio — Institutional Class	9,075,908	shares	9,076
	Separately Managed Account Fund Investments:
	Artisan International Separate Account—
	Depository Receipts
	Argenx SE	12,079	shares	4,230
	Ascendis Pharma A/S	21,180	shares	2,849
	MMC Norilsk Nickel PJSC	93,487	shares	2,892
	Nice Ltd.	21,563	shares	6,547
	Sberbank of Russia PJSC	141,484	shares	2,271
	Common Stock
	Accenture PLC	5,375	shares	2,228
	Air Liquide SA	30,671	shares	5,354
	Airbus SE	21,891	shares	2,800
	Alcon Inc.	19,872	shares	1,761
	Allianz SE	16,778	shares	3,967
	Alphabet Inc.—Class A	1,490	shares	4,317
	Alphabet Inc.—Class C	676	shares	1,956
	Amazon.com Inc.	1,760	shares	5,868
	Aon PLC	13,371	shares	4,019
	Argenx SE	158	shares	57
	Auto1 Group SE	7,378	shares	163
	AVEVA Group PLC	45,319	shares	2,088
	Barclays PLC	1,996,722	shares	5,054
	Barry Callebaut AG	724	shares	1,761
	Bayerische Motoren Werke AG	21,431	shares	2,159
	BNP Paribas SA	91,502	shares	6,331
	Brenntag SE	41,768	shares	3,784
	Canadian Pacific Railway Ltd.	71,300	shares	5,128
	Capgemini SE	29,812	shares	7,314
	Deutsche Boerse AG	35,396	shares	5,928
	Deutsche Post AG	90,665	shares	5,836
	Deutsche Telekom AG	279,945	shares	5,195
	Diageo PLC	45,266	shares	2,473
	Experian PLC	44,244	shares	2,175
	Ferrovial SA	64,496	shares	2,024
	Genmab A/S	1,394	shares	561
	Hoya Corp	18,164	shares	2,702
	ICON PLC	10,769	shares	3,335
	ING Groep NV	278,609	shares	3,883
	International Consolidated Airlines Group SA	1,166,917	shares	2,250

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Intesa Sanpaolo SpA	1,062,202	shares	2,750
	Kinaxis Inc.	15,700	shares	2,201
	Koninklijke DSM NV	31,906	shares	7,192
	Koninklijke Philips NV	43,167	shares	1,610
	Linde PLC	23,093	shares	8,045
	Lonza Group AG	2,709	shares	2,264
	LVMH Moet Hennessy Louis Vuitton SE	452	shares	374
	Medacta Group SA	9,175	shares	1,430
	MTU Aero Engines AG	7,799	shares	1,593
	Nestle SA	27,399	shares	3,832
	Reliance Industries Ltd.	35,994	shares	2,302
	Roche Holding AG	10,628	shares	4,422
	Siemens AG	22,788	shares	3,961
	Sony Group Corp	32,500	shares	4,090
	Taiwan Semiconductor Manufacturing Co Ltd.	123,000	shares	2,729
	Toyota Industries Corp	14,500	shares	1,158
	UCB SA	37,810	shares	4,320
	Participating Certificate
	Ryanair Holdings PLC	253,965	shares	4,409
	Preferred Stock
	Porsche Automobil Holding SE	4,754	shares	452
	Volkswagen AG	15,925	shares	3,218
	Brown Brothers Harriman Short-Term Investment Fund	365,649	shares	366
				183,978
	Emerging Markets Stock Fund —
	Registered Investment Companies
	DFA Emerging Markets Core Equity Portfolio Institutional Class	4,461,714	shares	111,721
	Common/Collective Trust Fund
	T. Rowe Price Emerging Markets Equity Trust—Class B	171,894	shares	111,436
				223,157
	Galliard Stable Value Fund —
	Common/Collective Trust Funds
	Wells Fargo Fixed Income Fund A	10,513,897	shares	317,035
	Wells Fargo Fixed Income Fund E	4,182,779	shares	116,437
	Wells Fargo Fixed Income Fund F	22,387,968	shares	347,897
	Wells Fargo Fixed Income Fund N	6,966,157	shares	94,656
	MetLife Insurance Company Separate Account	1,188,303	shares	154,399
*	Fidelity Investments Money Market Government Portfolio— Institutional Class	13,517,852	shares	13,518
				1,043,942
	US Small Mid Cap Value Fund —
	Registered Investment Companies
	DFA US Targeted Value I	6,963,227	shares	210,289
	Common Stock
	ABM Industries Inc.	40,033	shares	1,635
	ACCO Brands Corp	99,489	shares	822
	AES Corp	68,183	shares	1,657
	AGNC Investment Corp	62,630	shares	942
	Alleghany Corp	2,353	shares	1,571
	Allison Transmission Holdings	28,240	shares	1,027
	Altra Industrial Motion Corp	11,942	shares	616

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	American Eagle Outfitters Inc.	28,584	shares	724
	Americold Realty Trust	15,558	shares	510
	Ameris Bancorp	13,679	shares	680
	Ares Commercial Real Estate Corp	32,126	shares	467
	Arrow Electronics Inc.	13,276	shares	1,783
	Artisan Partners Asset Management	29,230	shares	1,393
	ASGN Inc.	25,126	shares	3,101
	Assurant Inc.	7,583	shares	1,182
	Assured Guaranty Ltd.	44,478	shares	2,233
	Avnet Inc.	26,341	shares	1,086
	Axalta Coating Systems Ltd.	38,856	shares	1,287
	AXIS Capital Holdings Ltd.	28,737	shares	1,565
	BankUnited Inc.	39,129	shares	1,656
	Belden Inc.	31,838	shares	2,093
	Blackstone Mortgage Trust Inc.	24,805	shares	760
	Booz Allen Hamilton Holding Corp	8,536	shares	724
	Bright Health Group Inc.	145,818	shares	502
	BrightView Holdings Inc.	74,290	shares	1,046
	The Brink's Co	27,447	shares	1,800
	Builders FirstSource Inc.	14,785	shares	1,267
	BWX Technologies Inc.	25,370	shares	1,215
	Callaway Golf Co	97,748	shares	2,682
	Carter's Inc.	7,228	shares	732
	Cenovus Energy Inc.	113,422	shares	1,393
	CenterPoint Energy Inc.	32,638	shares	911
	ChampionX Corp	60,268	shares	1,218
	Change Healthcare Inc.	155,980	shares	3,335
	Chemed Corp	2,894	shares	1,531
	Columbia Banking Systems Inc.	21,620	shares	707
	CommScope Holding Co Inc.	94,094	shares	1,039
	Concentrix Corp	18,320	shares	3,272
	Cousins Properties Inc.	57,328	shares	2,309
	Crown Holdings Inc.	7,061	shares	781
	Curtiss-Wright Corp	11,645	shares	1,615
	Delek US Holdings Inc.	76,838	shares	1,152
	Diamondback Energy Inc.	40,417	shares	4,359
	East West Bancorp Inc.	19,465	shares	1,531
	Ecovyst Inc.	50,557	shares	518
	EMCOR Group Inc.	6,690	shares	852
	Employers Holdings Inc.	18,887	shares	782
	Energizer Holdings Inc.	43,993	shares	1,764
	Enerplus Corp	147,383	shares	1,559
	EnerSys	17,739	shares	1,402
	Envista Holdings Corp	72,848	shares	3,283
	Essent Group Ltd.	43,848	shares	1,996
	Evercore Inc.	19,339	shares	2,627
	Everest Re Group Ltd.	4,977	shares	1,363
	EVERTEC Inc.	29,539	shares	1,476
	Federal Agricultural Mortgage Corp	12,927	shares	1,602
	First American Financial Corp	10,474	shares	819

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	First Citizens Bancshares Inc.	1,345	shares	1,116
	First Hawaiian Inc.	53,577	shares	1,464
	First Horizon Corp	53,248	shares	870
	First Merchants Corp	21,338	shares	894
	Flex Ltd.	54,072	shares	991
	FMC Corp	13,894	shares	1,527
	Foot Locker Inc.	49,092	shares	2,142
	Fresh Del Monte Produce Inc.	53,524	shares	1,477
	Frontdoor Inc.	28,884	shares	1,059
	FTI Consulting Inc.	5,278	shares	810
	Globe Life Inc.	13,431	shares	1,259
	GrafTech International Ltd.	84,122	shares	995
	Graphic Packaging Holding Co	209,562	shares	4,086
	Gray Television Inc.	38,883	shares	784
	H&R Block Inc.	24,316	shares	573
	Haemonetics Corp	12,463	shares	661
	Hanesbrands Inc.	42,146	shares	705
	Hanover Insurance Group Inc.	4,668	shares	612
	Harley-Davidson Inc.	62,000	shares	2,337
	Harsco Corp	54,593	shares	912
	Hasbro Inc.	11,476	shares	1,168
	Helmerich & Payne Inc.	48,232	shares	1,143
	Hillenbrand Inc.	20,244	shares	1,052
	HollyFrontier Corp	51,770	shares	1,697
	Hologic Inc.	12,287	shares	941
	Howmet Aerospace Inc.	24,356	shares	775
	Hub Group Inc.	11,130	shares	938
	Huntington Ingalls Industries Inc.	6,075	shares	1,134
	ICON Public Limited Company	2,920	shares	904
	Ingevity Corp	13,692	shares	982
	Ingredion Inc.	10,644	shares	1,029
	Insight Enterprises Inc.	22,888	shares	2,440
	InterDigital Inc.	23,124	shares	1,656
	International Game Technology	25,336	shares	732
	Investors Bancorp Inc.	82,579	shares	1,251
	Jazz Pharmaceuticals Plc	3,927	shares	500
	Jones Lang LaSalle Inc.	3,013	shares	812
	KAR Auction Services Inc.	128,356	shares	2,005
	Kosmos Energy Ltd.	365,308	shares	1,264
	Landstar Systems Inc.	3,504	shares	627
	LCI Industries	12,829	shares	2,000
	Lithia Motors Inc.	3,211	shares	954
	LPL Financial Holdings Inc.	16,190	shares	2,592
	Masonite International Corp	9,211	shares	1,086
	Meritage Homes Corp	7,603	shares	928
	Midland States Bancorp Inc.	27,767	shares	688
	Minerals Technologies Inc.	8,141	shares	595
	Molina Healthcare Inc.	9,157	shares	2,913
	Mosaic Co	21,196	shares	833
	Mr Cooper Group Inc.	34,670	shares	1,443

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	National Energy Services	52,189	shares	493
	Navient Corp	46,983	shares	997
	NCR Corp	49,885	shares	2,005
	Nexstar Media Group Inc.	16,672	shares	2,517
	NexTier Oilfield Solutions Inc.	110,277	shares	391
	NMI Holdings Inc.	33,360	shares	729
	Nomad Foods Ltd.	41,894	shares	1,064
	NortonLifeLock Inc.	53,806	shares	1,398
	Omnicom Group Inc.	14,410	shares	1,056
	Ortho Clinical Diagnostics	85,925	shares	1,838
	Owens Corning	11,746	shares	1,063
	PacWest Bancorp	37,369	shares	1,688
	PDC Energy Inc.	30,321	shares	1,479
	PennyMac Financial Services	19,118	shares	1,334
	PetIQ Inc.	63,203	shares	1,435
	Pinnacle West Capital Corp	15,331	shares	1,082
	PRA Group Inc.	22,618	shares	1,136
	Preferred Bank	10,966	shares	787
	ProAssurance Corp	54,321	shares	1,374
	Qorvo Inc.	10,162	shares	1,589
	R1 RCM Inc.	91,429	shares	2,331
	Rackspace Technology Inc.	32,124	shares	433
	Range Resources Corp	32,416	shares	578
	Realogy Holdings Corp	55,935	shares	940
	Reinsurance Group of America	8,988	shares	984
	RenaissanceRe Holdings Ltd.	9,755	shares	1,652
	Resideo Technologies Inc.	28,818	shares	750
	Sally Beauty Holdings Inc.	75,611	shares	1,396
	Schweitzer-Mauduit Intl Inc.	43,218	shares	1,292
	Science Applications Intl Corp	34,181	shares	2,857
	Sensata Technologies Holding	26,076	shares	1,609
	Skechers USA Inc.—Class A	21,563	shares	936
	SLM Corp	193,008	shares	3,796
	Sotera Health Co	87,997	shares	2,072
	South State Corp	9,737	shares	780
	Spectrum Brands Holdings Inc.	9,455	shares	962
	Spirit Realty Capital Inc.	17,047	shares	821
	Standard Motor Products Inc.	9,499	shares	498
	Starwood Property Trust Inc.	58,199	shares	1,414
	Steelcase Inc.—Class A	63,136	shares	740
	Steven Madden Ltd.	46,894	shares	2,179
	Stride Inc.	85,687	shares	2,856
	Syneos Health Inc.	34,294	shares	3,521
	SYNNEX Corp	21,924	shares	2,507
	Synovus Financial Corp	34,700	shares	1,661
	TEGNA Inc.	122,448	shares	2,273
	Tempur Sealy International Inc.	30,789	shares	1,448
	Terex Corp	15,955	shares	701

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Textron Inc.	12,683	shares	979
	Toll Brothers Inc.	12,788	shares	926
	Travel + Leisure Co	23,470	shares	1,297
	TTEC Holdings Inc.	14,412	shares	1,305
	Turning Point Brands Inc.	19,924	shares	753
	Ultra Clean Holdings Inc.	34,866	shares	2,000
	Umpqua Holdings Corp	64,458	shares	1,240
	Unisys Corp	25,775	shares	530
	Universal Corp	24,547	shares	1,348
	Universal Health Services Inc.	11,678	shares	1,514
	US Foods Holding Corp	22,089	shares	769
	Valley National Bancorp	95,184	shares	1,309
	Valvoline Inc.	91,979	shares	3,430
	Viad Corp	10,932	shares	468
	Viper Energy Partners LP	76,749	shares	1,636
	Vistra Corp	38,581	shares	878
	Wabash National Corp	48,822	shares	953
	Walker & Dunlop Inc.	18,811	shares	2,838
	Webster Financial Corp	22,036	shares	1,230
	Werner Enterprises Inc.	15,300	shares	729
	WESCO International Inc.	39,663	shares	5,219
	Western Union Co	47,027	shares	839
	White Mountains Insurance Group Ltd.	1,310	shares	1,328
	Whiting Petroleum Corp	14,951	shares	967
	Wintrust Financial Corp	8,703	shares	790
	World Fuel Services Corp	45,074	shares	1,193
	Yelp Inc.	34,924	shares	1,266
	Brown Brothers Harriman Short-Term Investment Fund	3,719,647	shares	3,720
				467,495
	William Blair Small Mid Cap Growth Separate Account —
	Depository Receipts
	NICE Systems Ltd.	25,479	shares	7,735
	Common Stock
	10x Genomics Inc.—Class A	34,375	shares	4,114
	Abiomed Inc.	668,100	shares	4,276
	Acadia Healthcare Co Inc.	2,590	shares	4,567
	Alarm.com Holdings Inc.	37,900	shares	6,447
	Amedisys Inc.	45,281	shares	5,700
	Ares Management Corp—Class A	94,800	shares	8,499
	Avalara Inc.	12,020	shares	2,939
	Axon Enterprise Inc.	58,980	shares	3,480
	Azenta Inc.	83,613	shares	4,686
	The Beauty Health Co	23,370	shares	6,813
	Bio-Techne Corp	266,286	shares	6,300
	Blueprint Medicines Corp	99,388	shares	4,770
	Bright Horizons Family Solutions Inc.	39,360	shares	2,935
	The Brink's Co	115,970	shares	5,322
	Builders FirstSource Inc.	115,190	shares	2,783
	Burlington Stores Inc.	272,523	shares	5,944
	Bwx Technologies Inc.	70,992	shares	5,437

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Cable One Inc.	94,694	shares	2,286
	Cameco Corp	53,090	shares	5,715
	Celsius Holdings Inc.	70,595	shares	5,737
	Certara Inc.	226,595	shares	6,533
	Charles River Laboratories	39,860	shares	4,269
	Chart Industries Inc.	116,027	shares	4,665
	Chemed Corp	51,265	shares	5,524
	Crown Holdings Inc.	107,034	shares	2,916
	Denbury Inc.	27,895	shares	4,309
	Dynatrace Inc.	36,741	shares	2,843
	Entegris Inc.	90,746	shares	3,739
	Euronet Worldwide Inc.	19,371	shares	6,957
	FirstService Corp	60,360	shares	3,760
	Fox Factory Holding Corp	26,676	shares	7,665
	Guidewire Software Inc.	87,776	shares	5,328
	Halozyme Therapeutics Inc.	19,810	shares	3,207
	HealthEquity Inc.	10,270	shares	5,433
	Heico Corp—Class A	83,063	shares	3,675
	Helen of Troy Ltd.	102,337	shares	2,908
	Horizon Therapeutics Plc	19,810	shares	4,557
	Insmed Inc.	27,086	shares	4,035
	Inspire Medical Systems Inc.	14,883	shares	7,700
	Kornit Digital Ltd.	21,890	shares	8,248
	Leslie's Inc.	121,630	shares	2,489
	Ligand Pharmaceuticals	43,080	shares	6,764
	Lincoln Electric Holdings	145,005	shares	6,943
	Live Nation Entertainment Inc.	23,751	shares	3,052
	Martin Marietta Materials	75,282	shares	4,145
	Mercury Systems Inc.	153,062	shares	13,119
	Merit Medical Systems Inc.	75,536	shares	10,200
	MKS Instruments Inc.	101,424	shares	6,650
	National Instruments Corp	72,800	shares	4,456
	National Vision Holdings Inc.	106,539	shares	2,021
	New Fortress Energy Inc.	15,942	shares	2,543
	Novanta Inc.	18,714	shares	2,849
	Overstock.com Inc.	23,160	shares	3,230
	Pacific Biosciences of California	109,979	shares	4,803
	Pegasystems Inc.	23,730	shares	4,184
	Penumbra Inc.	59,664	shares	7,110
	Performance Food Group Co	78,355	shares	8,079
	Pure Storage Inc.—Class A	37,798	shares	5,238
	Revolve Group Inc.	16,010	shares	2,788
	Ritchie Bros Auctioneers	21,190	shares	5,945
	Solaredge Technologies Inc.	26,785	shares	2,994
	Stem Inc.	61,050	shares	5,178
	Trex Company Inc.	38,875	shares	5,019
	Twist Bioscience Corp	133,623	shares	8,064
	Varonis Systems Inc.	42,534	shares	4,829
	Veracyte Inc.	29,030	shares	3,246
	Virtu Financial Inc.—Class A	80,860	shares	3,944

Oracle Corporation

401(k) Savings and Investment Plan

EIN 54-2185193, Plan # 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)—(Continued)

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		(e) Current Value (in thousands)
	Western Alliance Bancorp	34,210	shares	4,464
	Wolfspeed Inc.	299,102	shares	9,736
	Workiva Inc.	16,480	shares	7,260
	Wyndham Hotels & Resorts Inc.	80,290	shares	8,882
	Zynga Inc.—Class A	22,267	shares	4,375
	William Blair Money Market Funds	6,615,225	shares	6,615
				385,970
	Common/Collective Trust Funds:
	Broad Market Bond I —
	Wells Fargo Core Bond CIT II – E3	20,185,835	shares	249,051
	Loomis Sayles Core Plus Fixed Income Fund D	14,223,347	shares	249,051
*	Fidelity Contrafund Commingled Pool—Class 3	71,769,309	shares	2,422,214
*	Fidelity Low-Priced Stock Commingled Pool—Class 3	26,191,249	shares	581,708
*	Fidelity Growth Company Commingled Pool—Class 3	55,322,368	shares	2,918,255
	Vanguard Institutional 500 Index Trust	14,251,056	shares	2,827,124
	Vanguard Institutional Extended Market Index Trust	2,958,761	shares	531,956
	Vanguard Institutional Total Bond Market Index Trust	4,727,090	shares	544,466
	Vanguard Institutional Total International Stock Market Index Trust	1,582,397	shares	204,556
	Vanguard Target Retirement 2015 Trust Select	2,036,390	shares	92,106
	Vanguard Target Retirement 2020 Trust Select	8,477,559	shares	412,433
	Vanguard Target Retirement 2025 Trust Select	13,927,195	shares	712,376
	Vanguard Target Retirement 2030 Trust Select	17,040,720	shares	903,669
	Vanguard Target Retirement 2035 Trust Select	15,445,906	shares	848,753
	Vanguard Target Retirement 2040 Trust Select	13,597,469	shares	772,200
	Vanguard Target Retirement 2045 Trust Select	9,080,459	shares	531,207
	Vanguard Target Retirement 2050 Trust Select	6,715,773	shares	394,216
	Vanguard Target Retirement 2055 Trust Select	4,457,303	shares	261,421
	Vanguard Target Retirement 2060 Trust Select	2,999,675	shares	176,141
	Vanguard Target Retirement 2065 Trust Select	1,208,269	shares	42,628
	Vanguard Target Retirement Income Trust Select	2,617,020	shares	114,181
	Total investments, substantially all at fair value**			$23,597,650
*	Notes Receivable from Participants	4.25% - 9.75%, maturing through 2032		$74,069

*	Indicates a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2021 with the exception of one underlying investment of the Galliard Stable Value Fund, which is stated at contract value.

Column (d), cost, has been omitted, as all investments are participant directed.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
23.01	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ORACLE CORPORATION 401(k) SAVINGS AND INVESTMENT PLAN

Date: May 13, 2022	By:	/s/ Peter W. Shott
Peter W. Shott
Senior Vice President, Human Resources